United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Larry Spirgel
Assistant Director

June 29, 2009

Re:	Central European Media Enterprises Ltd.

Form 10-K for the fiscal year ended December 31, 2008
Filed February 25, 2009 (“2008 Form 10-K”)

Form 10-Q for the quarterly period ended March 31, 2009
Filed April 29, 2009 (“March 31, 2009 Form 10-Q”)

File No. 0-24796

Dear Mr. Spirgel:

We have received your comment letter of May 11, 2009, regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”).

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this letter, we have repeated the Staff comments in italicized type and followed each comment with our response.

Analysis of Segment Results , pages 55 -75

1.
Discuss in detail your evaluations of your business segments’ performance based on Segment EBITDA. Your discussion is limited to the reasons Segment EBITDA changed in the current year as compared to the prior  year.

Response:

Historically it has been our experience that the amount of EBITDA we generate in each of our segments, which correspond to the countries in which we operate is the result of the interaction of a number of different factors. While the relative significance of these factors fluctuates both from segment to segment and year to year, we believe that the critical factors involved remain constant and we discuss them further below. We believe we have provided investors with an explanation of how these factors have contributed to movements in EBITDA in each segment and have emphasized for each segment those factors that were of greatest relevance to the levels of EBITDA in that segment.

Division of Corporation Finance
June 29, 2009

In planning how we discuss our results in our public filings, we are mindful of the fact that we operate in markets with which many of our investors may not be familiar. As we discussed in our Risk Factors and discussion of emerging markets on pages 33-40 and page 51 respectively of our 2008 Form 10-K, all of our operations are located in Central and Eastern Europe and are exposed to volatile currency fluctuations, evolving legal and political systems, complex regulatory frameworks and developing broadcasting infrastructures, all of which can have a material impact on our financial performance. In order to assist our investors in navigating the level of information provided and obtaining the clearest understanding of our operations and prospects as a whole, we have sought to evaluate and analyze broader trends that have a bearing on all our operations in the Executive Summary and General Market Information sections of our MD&A, in accordance with previously published SEC advice, and then discuss and analyze factors of greater relevance to each operation in our Analysis of Segment Results. We believe that these sections of MD&A should be read together to evaluate the quality of the information and analysis we provide.
This approach has particular relevance to the unusual developments in the 2008 fiscal year. As we described in our Executive Summary on page 47 of our 2008 Form 10-K, we were not impacted by the weakening economic conditions that affected many western countries for most of the year but conditions worsened rapidly late in the year. In December we began to experience an adverse impact on the levels of our advertising sales and, as we discussed in our Executive Summary on page 48 of our 2008 Form 10-K, an increasing unwillingness of advertisers to commit to future spending made it impossible to predict with any degree of accuracy what impact the economic crisis may have on the future financial performance of our individual operating segments. In this environment we concluded that it would be more meaningful to evaluate the potential effects on our business as a whole in the Executive Summary.

The factors that we believe impact the amount of EBITDA we generate are:
•
Macro economic environment: Over the last ten years the markets in which we operate have generally experienced a much higher rate of economic growth than Western markets and this has tended to generate growth in the advertising market as new entrants require advertising time for new products and incumbent advertisers seek to protect market share.

We provided detailed disclosures about the macroeconomic environments in which we operate on pages 12-31 and within MD&A at pages 51-55 of our 2008 Form 10-K. This included information about population, the level of GDP and GDP growth, third party assessments of business risk and specific statistics on the advertising and television advertising markets. We also discussed the impact of the global economic crisis on the economies, advertising markets and exchange rates of the countries in which we operate in general on page 47 and we evaluated the possible future impact of this on pages 48-49, further assessing possible effects on our liquidity on pages 92-94. This disclosure was supplemented by a discussion of developments in the wider economy of each segment within our analysis by geographic segment on pages 56-75. We believe that taken as a whole this disclosure provides sufficient detail on the deterioration of the hitherto strong macroeconomic performance of our segments towards the end of 2008. We also believe that our disclosure provides an understanding of which segments, particularly Bulgaria and Ukraine, are suffering most from the global economic crisis or other factors particular to the segment such as the political instability in Ukraine. For each segment we have also included our expectation, as best we can given the high level of uncertainty, of the future performance of the advertising market, which is the most significant determinant of our financial performance.

Division of Corporation Finance
June 29, 2009

•
Local advertising markets: In addition to the underlying macroeconomic performance of each country in which we operate, demand for advertising, and therefore the overall size of the market, fluctuates for many other reasons. For instance, the process of accession to the European Union has impacted positively on the advertising market in a number of our territories as we discussed on page 52 of our 2008 Form 10-K.

Our greatest focus is on the development of the advertising market in each segment. Where factors other than the macro economic conditions described above impacted market growth we discussed them in the segment analysis for the relevant segments. This includes events such as the lack of a major new entrant in 2008 in the Slovak Republic compared to 2007, the distorting impact of political advertising in Ukraine or the reduction in demand from international advertisers in Croatia. This analysis allows the reader to be fully informed of the way our advertising markets have responded to both global and local conditions and we also explain how we feel the advertising market will develop in the future, including an estimate of growth in 2009 for each segment.

•
Audience share: As we discussed on page 54 of our 2008 Form 10-K, our share of the total television audience in each country determines the number of gross rating points (“GRPs”) each of our operations is able to sell. The GRP is our main unit of sale and, in general, total revenues increases with GRPs produced. In common with all broadcasters, our audience share in each market can fluctuate for many reasons, including the popularity of our own programming, the strength of our competitors’ programming, unseasonal weather or national and international sporting, cultural or political events.

We provide a detailed discussion of changes in our audience share for each segment, together with the audience share of our competitors and the main reasons for any changes. In many cases this is due to specific identified programs generating higher (or lower) audience share but where other factors (such as the increasing popularity of our main competitor in the Slovak Republic) were involved, they were also discussed, in each case in the separate segment analysis.

•
Monetization of audience share: The relationship between audience share and revenue is frequently non-linear in nature. In most of our segments, our ability to provide advertisers with a package of related services across a number of channels and audience demographics, combined with the absolute level of that audience share which has generally been market-leading, has enabled us to enjoy a share of the advertising market, and therefore segment net revenues, disproportionately in excess of our audience share.

The amount of revenue we earn is the result of the interrelation between the volume of GRPs we are able to generate, the proportion of GRPs generated that we can sell to advertisers and the price at which we can sell them. In each of our segment analyses we explain how sell out rates and prices have impacted revenues. We also mentioned in most segment analyses that we noted a sharp decline in sell out rates in November and December, which is consistent with the disclosures we had previously made about the advertising market and is a clear indication that we expected that trend to continue, although we acknowledge that we did not make an affirmative statement to that effect.

Division of Corporation Finance
June 29, 2009

•
Protection of EBITDA margin by control of key cost items: Ultimately, the amount of EBITDA we generate in each segment is determined by how efficiently we manage the relationship between revenues and costs. We include a detailed discussion in each of our segments of movements in major cost components. Where there are particular non-recurring amounts, such as those regarding headcount reductions, programming impairment or litigation provisions, we have identified them in each segment analysis. We have also sought to give an understanding of how our strategic decisions have impacted costs (and therefore EBITDA). For instance, we mentioned that our strong performing local productions in Romania resulted in higher programming costs because they tend to be more expensive than acquired programming.

We designed the disclosures that we included throughout our 2008 Form 10-K to specifically address, in detail, how each of these factors interrelated in the 2008 fiscal year to generate EBITDA in each segment. We respectfully submit that we believe that taken as whole these disclosures evaluate for the reader the important events and trends in each segment that contributed to increases or decreases in EBITDA. As we disclosed throughout our 2008 Form 10-K, it was exceptionally difficult to predict the future performance of each segment, but on page 49 we did state that “we now expect that we will see a decline in Segment Net Revenues and Segment EBITDA in 2009 in local currency in some or all of our markets.”

We continually evaluate the adequacy of the information we provide to investors and in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009, propose to include additional disclosure designed to enhance readers’ understanding of the interaction between the critical factors highlighted above and give further understanding of our historical and future performance. We propose this disclosure will :
•
Include a discussion in the “Overview” section of our Analysis of Segment Results (which begins on page 55 in our 2008 Form 10-K) that elaborates on the current discussion of how we calculate EBITDA and why we believe it is beneficial to investors. This discussion would provide context to investors by specifically discussing the critical factors we have discussed above and explaining how they combine to impact the total amounts of EBITDA we generate.

•
Repeat in each segment analysis, discussion of changes in the critical factors that may have been significant but discussed outside the Analysis of Segment Results,  in order to provide context for the evaluation in the Analysis of Segment Results. This will be accompanied by references drawing the reader’s attention to those other areas of the document where we provide a more detailed discussion of these factors outside the Analysis of Segment Results.

•
To the extent to which we are able, enhance our current predictions for changes in the advertising market in each segment that would include our estimate of the implications of this trend on the revenue and EBITDA of each segment.

Division of Corporation Finance
June 29, 2009

Impairment charge, page 81

2.
Discuss how the deteriorating economic conditions specifically impacted your Ukrainian and Bulgarian television channels that contributed to the impairments of the goodwill. Your discussion should include, but not be limited to, the following: whether you overpaid for the acquired businesses, what went wrong with the acquired businesses, what it means to your future business in this marketplace, and any impact the acquired businesses may have on your future revenues, earnings and cash flows. Please provide us with your proposed disclosures.

Response:

Ukraine

During the fourth quarter of 2008, we began to experience the effects of a sharp decline in the television advertising market in Ukraine which contributed to a contraction in the total television advertising market of approximately 3-5% for the fiscal year 2008. As we discussed in detail in our Ukraine segment analysis on pages 71-75 and in Note 4 to the financial statements in our 2008 Form 10-K (which is cross-referenced on page 81), this decline was a result of both the global economic crisis, particularly the severe uncertainty that followed the bankruptcy of Lehman Brothers, and factors unique to the Ukrainian economy, such as the need for $16.5 billion of assistance from the IMF, increasing political instability and a dispute with Russia over supplies of natural gas.

As we discussed on pages 71-75 of our 2008 Form 10-K, these macro-economic factors combined with expenses associated with restructuring our organizational and operational models. The result of all this was a significant decline in our financial performance for 2008 and the prospect of worse than expected results in future periods. We believe that these several disclosures adequately describe what contributed to our impairments in Ukraine.

As we disclosed on page 47 and in Note 3 to the financial statements in our 2008 Form 10-K, we began negotiations with our minority partners in the Studio 1+1 group to acquire their remaining 40.0% interest in late 2007. On January 31, 2008, we entered into a framework agreement which established a mechanism for us to acquire a 30.0% interest and an option to acquire the final 10.0% interest at prices agreed to at that time. At the time of these negotiations, the factors identified in the foregoing two paragraphs that contributed to the decline in the Ukraine advertising market had not occurred and the prices we had committed to pay on January 31, 2008, which we believed, based on independent valuation reports, represented a fair market price, were based on the much more optimistic view of the market that prevailed among all market participants at that time.

As stated on pages 47-48 of our 2008 Form 10-K, we remain committed to broadcasting in Ukraine upon acquisition of 100.0% of the Studio 1+1 group and have begun to establish an efficient multi-channel broadcasting platform. We discussed the steps we have taken to achieve this objective on pages 48 and 71 of our 2008 Form 10-K, which include: establishing dubbing, fiction and non-fiction production units, improving programming acquisition, planning and scheduling procedures and successfully relaunching “TSN”, our news program. We also terminated our agreements with the external sales house Video International Group at the end of the fourth quarter of 2008 and created an in-house sales department that took responsibility for sales from January 2009. Finally, during the fourth quarter of 2008 we reached an agreement with our minority partners to acquire 100.0% of the KINO channel and sell them our interest in the CITI channel. This transaction has allowed us to benefit from synergies associated with integrating our KINO and STUDIO 1+1 channels for the first time. We discussed the potential significance of this restructuring process on future financial results on page 36 of our 2008 Form 10-K On page 92 we disclosed our expectation that the cost of funding all of our developing operations in Bulgaria, Croatia and Ukraine for the following twelve months would be approximately $100.0 million.

Division of Corporation Finance
June 29, 2009

We respectfully submit that we believe we have fully addressed the issues in the Staff comment in detail throughout our 2008 Form 10-K, although we acknowledge that not all of the information was disclosed within the discussion of the impairment charge line item on page 81. We did include a reference in this section to Note 4 of the financial statements which included information highlighted above but believe that certain of the information addressed by the Staff was more appropriately disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. We acknowledge that references to these sections may have been useful to a reader and will ensure we include such cross-references as may be necessary in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

Bulgaria

As we discussed on page 48 and in Note 4 to the financial statements in our 2008 Form 10-K (which was cross-referenced on page 81), Bulgaria, like Ukraine, was heavily impacted by the acceleration of the global financial crisis in the fourth quarter of 2008. This included a widespread withdrawal of investment funding from Bulgaria and a substantial increase in the return required by investors. As we explained on pages 57-58 of our 2008 Form 10-K, these weaknesses caused a widespread expectation of a sharp reversal of the previously rapid economic growth in the country. This pessimism was felt in the television advertising market and engendered a great deal of reluctance among advertisers to make spending commitments which we, with a small market share, felt disproportionately. As we disclosed on page 57 of our Form 10-K, at that point in time we expected the Bulgarian television advertising market to decline by a single digit percentage, although this subsequently worsened substantially, as we discussed on page 57 of our March 31, 2009 Form 10-Q.

As we disclosed on page 48 of our 2008 Form 10-K, we announced the acquisition of our Bulgaria operations in July 2008, following a negotiation process of approximately three months. At the time of these negotiations, the factors mentioned in the foregoing paragraph had not occurred and the prices we paid, which we believed represented a fair market price, were based on the much more optimistic view of the market that prevailed among all market participants at the time. This optimism was also reflected in the likely and actual sales prices for the only other private national broadcasters in Bulgaria, Nova TV and BTV which were for sale, either in whole or in part, at the same time.

We remain committed to broadcasting in Bulgaria and discuss on page 57 of our 2008 Form 10-K in our segment analysis measures we have taken to maximize the value of our operations in Bulgaria which have included expanding the existing management team with particular attention to programming, marketing, sales and technical capabilities, securing the location of the broadcasting operations, launching our news service ’Novinite’ and acquiring the rights to broadcast the Bulgarian National Football League for the next five years. We also disclosed that we intend to relaunch both TV2 and RING TV in the second and third quarters of 2009 respectively. On page 92 of our 2008 Form 10-K we disclosed our expectation that the cost of funding all of our developing operations in Bulgaria, Croatia and Ukraine for the following twelve months would be approximately $100.0 million.

Division of Corporation Finance
June 29, 2009

We respectfully submit that we believe we fully addressed the issues in the Staff comment in detail throughout our 2008 Form 10-K, although we acknowledge that not all of the information was disclosed with the discussion of the impairment charge line item on page 81. We did include a reference in this section to Note 4 to the financial statements which included some of the information highlighted above but believe that certain other information was more appropriately disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. We acknowledge that references to these sections may have been useful to a reader and will ensure to include such cross-references as may be necessary in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

Liquidity and Capital Resources, page 92

3.
Tell us whether the incurrence covenant on both your Senior Notes and the EBRD Loan and the possible downgrade in your credit ratings will impact your ability to utilize your credit facilities. If so, tell us how you plan to fund your operations.

Response:

As we disclosed on page 93 of our 2008 Form 10-K, the incurrence covenant in both our Senior Notes and the EBRD loan does not prevent us from drawing any of our existing credit facilities because the drawing of these facilities is one of the exceptions defined under the terms of these facilities, nor are we prevented from making such drawings following a downgrade in our credit ratings. We acknowledge that while we have tried to fully discuss the implications of any possible credit rating downgrade on our liquidity position we have not explicitly discussed the continuing availability of our existing undrawn facilities. While we have successfully utilized most of our credit facilities after December 31, 2008, and disclosed this fact in both our 2008 Form 10-K (see page 92, and Note 23 to the financial statements) and March 31 2009 Form 10-Q, we will include such disclosure in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

Impairment of goodwill, indefinite lived-intangible assets and long-lived assets, page 96

4.
We note that goodwill accounted for 43% of total assets as of December 31, 2008. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. We note your disclosures on page 97. Specifically we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

Division of Corporation Finance
June 29, 2009

•
Describe the significant estimates and assumptions you employ in your discounted cash flow model to determine the fair value of your reporting units in your impairment analysis. For example, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition we believe your disclosure should address your estimates of future cash flows as follows:

1.
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2.	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3.
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flow analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

As we began to experience, to a greater or lesser extent, the adverse impact of the global economic crisis on television advertising markets in each of our segments in the fourth quarter of 2008, we identified possible impairment of goodwill as one of the main risks to discuss with investors. Accordingly, we reviewed and significantly expanded the related disclosures that we provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Financial Statements, and elsewhere in our 2008 Form 10-K.

In expanding this disclosure, we sought to achieve the following objectives:

•	to properly inform investors of the amounts of goodwill and intangible assets on our balance sheet and whether any of those assets had been impaired during the period;
•
when goodwill had been impaired, to ensure investors properly understood the combination of macroeconomic factors and developments in our businesses that combined to require us to record an impairment charge;

•
to explain the process we follow to assess goodwill for impairment, including the frequency of our impairment reviews and the steps we take to perform reviews where there may be indicators of impairment;

•
to emphasize the fact that evaluating goodwill for impairment is an inherently subjective exercise that requires management to make judgments about future events. This includes explaining what valuation methods we employ and identifying what we believe to be the most sensitive assumptions;

•
to give the investor an understanding of the extent to which our conclusion of whether goodwill is impaired or not would change if any of the key assumptions we identified were to change adversely; and

•
to warn investors that if the factors giving rise to an impairment were to worsen beyond our current expectations, this would constitute a further indicator of impairment and further impairment charges may become necessary.

Division of Corporation Finance
June 29, 2009

We respectfully submit that we believe we met these objectives, and in so doing gave readers of our 2008 Form 10-K a detailed understanding of our impairment testing procedures and provided adequate insight into the uncertainties involved in applying the accounting policies surrounding impairment.

Provide a more detailed description of the steps you perform to review goodwill for recoverability.

We included a detailed discussion, beginning on page 96 of our 2008 Form 10-K, which was complemented by additional disclosure in Note 4 to the financial statements, of the procedures we follow to review goodwill for impairment. This discussion included:

•	the fact that we perform impairment reviews annually, and more frequently if indicators of impairment exists, and the timing of the annual impairment test;
•
a non-exhaustive list of events that may constitute an indication that goodwill is impaired and cause us to review goodwill for impairment, together with specific indicators of impairment that we identified during the year;

•	clarification that impairment tests are performed at the reporting unit level, and disclosure of our reporting units;
•
a detailed explanation of the process of performing both the first and second step of the two-step impairment test required by paragraphs 19-21 of SFAS 142, including an explanation of which amounts are compared in the first step and the method of calculating implied goodwill in the second;

•
the valuation methodology we employed to evaluate the fair value of each reporting unit in the first step of the SFAS 142 impairment test, together with discussion of the key assumptions to those models; and

•	an analysis of whether our conclusion of whether goodwill is impaired or not would have changed if any of the key assumptions we identified were to change adversely.

In addition to the analysis highlighted above, a discussion of the performance of each reporting unit, which helps to explain the circumstances in those reporting units where we did recognize an impairment charge, was included in both the “Analysis of Segment Results” on pages 56 to 76 and Note 4 to the Financial Statements of our 2008 Form 10-K. We respectfully submit that we believe the detailed disclosure taken as a whole provides all of the information an investor would need to understand the process we follow to review goodwill for recoverability and any additional disclosure would not provide any meaningful insight. We acknowledge that the discussion in this section may have been enhanced by inclusion of a specific reference to Note 4 to our financial statements and propose to include such a reference in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

We included this disclosure on page 132, within Note 4 to our financial statements of our 2008 Form 10-K because (a) such disclosure is required within the financial statements by paragraph 45(e) of SFAS 142 and (b) we noted that the purpose of the Critical Accounting Estimates disclosure is to provide a more detailed insight into uncertainties inherent in applying US GAAP rather than a repetition of financial statement information. We acknowledge that the discussion in this section may have been enhanced by inclusion of a specific reference to Note 4 to our financial statements and propose to include such a reference in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

Division of Corporation Finance
June 29, 2009

Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

We disclosed all of the changes to the goodwill allocated to each of our reporting units on page 132, within Note 4 to our financial statements of our 2008 Form 10-K. With the exceptions of two small acquisitions in our Czech Republic and Romania reporting units, the major change in our reporting units was the acquisition of our operations in Bulgaria, which was commented upon in detail throughout our 2008 Form 10-K. We also specifically disclosed on page 97 that the Bulgaria operations constituted a reporting unit.

Describe the significant estimates and assumptions you employ in your discounted cash flow model to determine the fair value of your reporting units in your impairment analysis. For example, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition we believe your disclosure should address your estimates of future cash flows as follows:

1.
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2.	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3.
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flow analysis.

As mentioned above, we considerably expanded the disclosures we provided in our 2008 Form 10-K in response to the increased risk of impairment of goodwill. Our expanded disclosures were designed to give investors an understanding of the valuation methods we employ in concluding whether or not goodwill was impaired, the most significant assumptions used in those valuations and the extent that our conclusions would have changed in the event of an adverse change in those assumptions.

On pages 96-97, and in Note 4 to the financial statements in our 2008 Form 10-K we provided detailed disclosure that gave priority to those assumptions that we believe are the most material to the cash flows we use in determining the value of our reporting units. With the exception of estimating the discount rate, all of the assumptions we identified are crucial components of our estimates of future cash flows and provide, we believe, a more useful basis for discussion than listing other variables such as the overall levels of cash flow growth or discount rates, both of which are commercially sensitive information. Our expectations of these assumptions are developed during our long- and short-range business planning processes, which are designed to address the uncertainties inherent in the forecasting process by capturing a range of possible views about key trends which govern future cash flow growth and involve detailed review of macro-economic data, a range of both proprietary and publicly-available estimates for future market development, detailed reviews of historical trends and a process of on-going consultation with local management.

Division of Corporation Finance
June 29, 2009

We concluded that the best way to explain to investors the relative significance of each of the significant estimates that we specifically identified was to provide disclosure that would enable readers to clearly understand how our conclusion of whether goodwill was impaired or not would change if we experienced a plausible adverse change in any of these key assumptions. On page 134 of our 2008 Form 10-K we therefore included a table showing those assets that would be impaired if these assumptions worsened by 10% we identified those assets at higher risk of impairment. We believed this disclosure to be useful to the reader because it both:

•
unambiguously highlights which of those many assumptions are the most sensitive. For example, a reader is easily able to understand that none of our reporting units would have experienced a goodwill impairment in response to changes in forecast capital expenditure but our Croatia reporting would have suffered a charge if it lost market share; and

•	clarifies those reporting units which were most at risk of an impairment charge, therefore highlighting where future charges may be required.

Of those higher-risk assets we also specifically identified those assets most susceptible to changes below the 10% level. For assets that were impaired, we included detailed disclosure, complemented by our discussion in the “Analysis of Segment Results”, of some of the changes in key assumptions that gave rise to those impairments.

We respectfully submit that we believe the expanded disclosures we provided, complemented by other sections of our 2008 Form 10-K that were not specifically referenced in “Critical Accounting Policies,” gave investors a robust understanding of the most important inputs and assumptions we used in a complex process to evaluate goodwill for impairment, together with unambiguous guidance on where future deterioration could generate further impairments. As illustrated by the detailed discussion on our Czech Republic operations on page 21 of our March 31, 2009 Form 10-Q, we also enhance the level of detail provided as the possibility of future impairment, and therefore the importance of the critical assumptions, becomes greater. We do not believe that detailed disclosure of the quantum or calculation basis of certain inputs to our models would provide significantly incrementally useful information to the investor.

We continually evaluate the adequacy of the information we provide to investors and in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009, will continue to consider expanding disclosures in this area, particularly those that are meaningful in explaining the level of sensitivity involved in key accounting estimates and provide a context for how we made those estimates.

Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

There have been no significant changes to the methodology we employ in our annual impairment exercise. As discussed above, the process of performing our impairment reviews involves a great deal of detailed quantitative and qualitative business-specific analysis and hundreds of individual assumptions, which naturally all fluctuate with the passage of time. We discussed on page 81 and in Note 4 to the financial statements in our 2008 Form 10-K those changes in assumptions which contributed to impairments, including lower current cash flow forecasts, higher discount factors and lower market valuations for broadcasting assets. We believe including lengthy quantitative disclosure of assumptions would necessarily involve releasing commercially sensitive information. This is especially true in the case of a complex process like the impairment of goodwill.

Division of Corporation Finance
June 29, 2009

We appreciate that investors assign particular importance to understanding the significance of certain assumptions to our conclusions on material items. We therefore propose to enhance our disclosure in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009, to give additional information on how significant assumptions, such as those we have already identified on page 81 and in Note 4 to the financial statements in our 2008 Form 10-K have changed since our last impairment test. We envisage this disclosure would include an analysis of:

•	how each assumption has changed when the change has had a significant impact on the excess of goodwill over the reporting unit’s carrying value; and
•	the principal reasons for that change,

Impairment of goodwill, indefinite lived-intangible assets and long-lived assets, page 96

5.
We note your operating segments are your reporting units. Identify your reporting units and addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units. In addition, tell us the operating segments that you aggregate into your reporting segments.

Response:

We do not aggregate any operating segments into our reporting segments. We review the appropriateness of our reporting units on an annual basis and, upon acquiring new assets or entities, we also consider whether they constitute a separate reporting unit.

In each case, we consider the requirements of paragraph 30 of SFAS 142 and EITF D-101 together with other relevant guidance. Numerous legal, operational and historical factors mean that the analysis for each of our segments is different but there are consistent themes across all operations.

All of our operating segments consist of a number of separate components, which in most cases are dormant entities or entities actively undertaking operations, owning broadcasting licenses or holding investments or other assets. In each segment, we review whether any of these components could constitute a reporting unit as defined in paragraph 30 of SFAS 142. We also consider whether any elements within the identified components of each segment could meet the paragraph 30 definition. If necessary, when we identify a component that could plausibly constitute a reporting unit, we then consider whether the economic characteristics are sufficiently similar to require aggregation with other components.

Our operations in each operating segment are integrated multi-channel broadcasting platforms and we evaluate our performance based on our share of the total advertising market without regard to the relative performance of each channel within a multi-channel operation. In each country a single management team directs our operations and their incentive remuneration is based solely on the performance of the operating segment as a whole. In each country, programming is purchased for broadcast on any of our channels and is allocated to each channel by segment management with the objective of maximizing the market share of our channels collectively rather than individually. Production facilities and personnel are shared across all channels and our local production content is developed to be exploited across multiple channels. Advertising is usually sold as a package across two or more of our television (and, where applicable, internet and radio) channels. Indeed, it is our ability to sell this integrated range of related services that has enabled us to enjoy a share of the advertising market disproportionately in excess of our audience share.  In addition, all supporting services such as accounting, funding (both internal and external) and technical broadcasting operations are shared among all channels in each country.

Division of Corporation Finance
June 29, 2009

Because of the integrated nature of our operations we concluded that each operating segment fully constituted a business. Furthermore, because discreet financial information was available at that level, and was regularly reviewed by segment management, each operating segment met the definition of a reporting unit. We further concluded that each component within the operatings segments did not meet the definition of a business as it is defined in EITF 98-3, and therefore could not be a reporting unit because:

•
the dormant or non-operating entities lacked all, or virtually all, of the necessary inputs, processes and outputs to function as a business. Since, in most cases these components only contain a single non-monetary asset the ‘missing’ elements must be sufficiently significant to conclude that the components cannot be a business;

•
the integration of the operating entities meant that they could not be sub-divided into components that contained all of the inputs, outputs and processes necessary to constitute a business without allocating all of the operations of that entity. The resultant “component” business would, in fact, be the same as the entire entity; and

•
in some jurisdictions, the operating entities lacked significant elements of a business because broadcasting licenses must be owned by different companies. In all cases, when the operating and non-operating entities are considered jointly, they constitute a business.

Form 10-Q for the Quarterly Period Ended March 31, 2009

6.	Revise to comply with all of the applicable MD&A comments above.

Response:

Please see our responses to each of the comments above. We propose to make our suggested disclosures in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

Division of Corporation Finance
June 29, 2009

Convertible debt, page 16

7.	Provide impact on net income and net income per share or tell us why the disclosures are not necessary.

Response:

The table included on page 16 of our March 31, 2009 Form 10-Q, which shows the impact of adopting both FSP APB 14-1 and SFAS 160 on the March 31, 2008 Consolidated Statement of Operations, expanded here to show the impact on net income and net income per share, is shown below:

	For the Three Months Ended March 31, 2008
		Impact of adopting
	As reported	FSP APB 14-1	FAS 160	Other Adjustments (1)	As Adjusted
Consolidated Statement of Operations
Interest expense	$(14,250)	$(998)	$-	$(19)	$(15,229)
Minority interest in income of consolidated subsidiaries (2)	(1,025)	-	548	-	(477)
Net income	$14,895	$(998)	$548	-	$14,445

Net income per share
Net income (Basic)	0.35	(0.02)	0.01	-	0.34
Net income (Diluted)	$0.35	$(0.02)	$0.01	-	$0.34

(1) We made certain reallocations during the year ended December 31, 2008 to recognize our CITI channel as a discontinued operation which had no impact on Net Income. These reclassifications were made in all periods in our financial statemnents for the year ended December 31, 2008 but were not reflected in our condensed consolidated financial statements for the quarterly period ended March 31, 2009.

(2) As required by FAS 160, Minority interest in income of consolidated subsidiaries was renamed “Net income attributable to noncontrolling interests”. We also reclassified the associated Minority Interest account in the consolidated balance sheet into Shareholders’ Equity and renamed it “Noncontrolling interests”

We propose to include this per share information in similar tables in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009. However we do not consider the omission of this information to be material to the financial statements taken as a whole since the impact on a per share basis was negligible and the revised, total per share information was disclosed in the Consolidated Statement of Operations on page 7. In total, we believe we have included sufficient disclosure to allow a reader to understand the impact of adopting FSP APB 14-1.

Division of Corporation Finance
June 29, 2009

5. Senior Debt, page 23

8.
Provide the disclosures required by paragraphs 31(a), 31(b), 32(a), 32(c), 33(a) and 33(b) of FSP 14-1 or tell us where they are disclosed. Also, reconcile the liability of $364.2 million disclosed on page 15 and the Senior Convertible Notes carrying value of $383.4 million and $378.8 million disclosed here.

Response:

The table below reconciles the liability values of convertible debt and the associated bifurcated equity component from March 10, 2008 (the date of issuance) to December 31, 2008 and March 31, 2008 as requested. We also note that this table meets the disclosure requirements of paragraphs 31(a), 31(b) and 33(a) and propose to include a similar table in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009:

US$’000	Principal amount of liability component	Unamortized discount	Net carrying value	Equity Component
BALANCE, March 10, 2008	$(475,000)	$110,752	$(364,248)	$110,752
Amortization of debt issuance discount from March 10, 2008 to December 31, 2008	-	(14,556)	(14,556)	-
BALANCE, December 31, 2008	(475,000)	96,196	(378,804)	110,752
Amortization of debt issuance discount for the three months ended March 31, 2009	-	4,558	4,558	-
BALANCE, March 31, 2009	$(475,000)	$91,638	$(383,362)	$110,752

Please note that the $364.2 million liability value disclosed on page 15 of our March 31, 2009 Form 10-Q is not net of allocated capitalized issuance costs, although the $108.1 million equity component disclosed in the same sentence is net of allocated capitalized issuance costs. We propose to correct this in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

In respect of the elements of FSP APB 14-1 highlighted:

Paragraph 31(a)

We have met the disclosure requirements, net of allocated issuance costs, both on pages 15-16 of our March 31, 2009 Form 10-Q and in the reconciliation of shareholders’ equity on page 8. We will include a table similar to the one provided above in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

Paragraph 31(b)

Both the principal value and net carrying value of the liability are disclosed in Note 5 to the financial statements in our March 31, 2009 Form 10-Q. While we acknowledge that the unamortized discount, which is the difference, is not disclosed we do not consider the omission of this information to be material to the financial statements taken as a whole. Although sufficient information is provided to allow a reader of our financial statements to recalculate the amount, we will include a table similar to the one provided above in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

Division of Corporation Finance
June 29, 2009

Paragraph 32(a)

The remaining issuance discount will be amortized over the contractual life of the debt, which matures on March 15, 2013. We propose to include a sentence to this effect in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009. We do not consider the omission of this information to be material to the financial statements taken as a whole.

Paragraph 32(c)

As at March 31, 2009 and December 31, 2008 the instrument’s if-converted values were $98.3 million and $51.8 million respectively, which is substantially less than the principal amount of $475.0 million. This shortfall is due to the substantial decline in the value of shares of our Class A Common Stock since the issuance of our Convertible Notes on March 10, 2008. Since no excess exists we determined that no disclosure was required under paragraph 32(c).

Paragraph 33(a)

The effective interest rate on the liability component for both the three months ended March 31, 2008 and 2009 was 10.3%. We propose to include a sentence disclosing this information in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009. We do not consider the omission of this information to be material to the financial statements taken as a whole.

Paragraph 33(b)

Both the amount of interest cost recognized for the period relating to the contractual interest coupon and amortization of the discount on the liability component were disclosed in Note 16 to our financial statements on page 38 of our March 31, 2009 Form 10-Q. The $4,558 described as “Amortization of debt issuance discount” relates entirely to amounts arising from our Convertible Notes but this fact is not specifically mentioned. We therefore propose to rename this item as “Amortization of issuance discount on Convertible Notes” in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

19(b). Lehman Brothers Bankruptcy Claim, page 47

9.	Tell us how you concluded that the probability that you will be required to return a portion of the purchase price to the counterparty is remote.

Response:

The terms of our sale agreement require us to return a portion of the purchase price we received only if our claim in the bankruptcy proceedings of Lehman Brothers is “disallowed, avoided, reduced, subordinated, set off, offset or impaired.” Our claim originated because the filing for Chapter 11 bankruptcy protection by Lehman Brothers Holdings Inc., a guarantor of the capped call options, was an event of default under the contract and gave us the right to terminate the capped call agreement with Lehman Brothers OTC Derivatives Inc. and assert a claim for losses. We exercised this right on September 16, 2008 and claimed an amount in accordance with the terms of the contract, of US$ 19.9 million, which bears interest at a rate equal to CME’s estimate of its cost of funding plus 1% per annum subject to a mechanism set forth in the contract. Since our claim against Lehman Brothers is an event that was foreseen by the terms of the contract, we believe there are no reasonable legal grounds for our claim to be “disallowed, avoided, reduced, subordinated, set off, offset or impaired.” Furthermore, we have had no indication that there are any attempts to reduce the value of our claim, but should there be any in future, and we consider it probable that our claim will be reduced, we will record a provision under SFAS 5.

Division of Corporation Finance
June 29, 2009

Operating costs and Cost of programming, page 73

10.
We note that your operating and programming costs decreased as compared to the three months ended March 31, 2008 and your reference to the “Analysis of Segment Results.” Expand your segment discussion to discuss in detail the reasons for your decrease in your operating and programming costs. Your discussion should include whether you expect this trend to continue or change and the reasons why. We note that these costs increased in your fiscal year 2008 as compared to fiscal year 2007. Please provide us with your proposed disclosures.

Response:

We draw the Staff’s attention to our discussion on pages 50-54 of our March 31, 2009 Form 10-Q, in the “Executive Summary” portion of the Managements’ Discussion and Analysis of Financial Condition and Results of Operations, in which we explained to readers that as we began to anticipate reductions in revenues across all of our segments we took steps to control costs in order to protect margins. These steps have included staff reductions in our operations and our headquarters, pay constraints, the deferral of certain operating expenditures and managing our broadcast schedules to reduce the rate of programming cost growth. Programming costs, which typically represent the largest single component of our cost base in each of our operations have historically increased each year as we, and our competitors, seek to gain or protect market share and have been a particular focus of these cost saving measures. We sought to strategically reduce the amounts we paid for programming, including own production, while safeguarding our audience share in each market. Overall, we achieved a reduction in our cost of programming of 20.4%, although this reflects:

•
Reductions in programming costs in local currency: Several of our segments, including the Czech Republic, our largest business, reduced the cost of programming in local currency. In most cases this was achieved by reducing the proportion of comparatively expensive locally produced programming in the schedule and replacing it with cheaper acquired programming from our program library or purchased in the market at lower prices. Where such savings were made (for instance in the Czech Republic, Slovenia and Ukraine) this was disclosed and explained in the analysis of segment results on pages 57-70.

•
Increases in programming costs in local currency: Some of our segments experienced absolute increases in the cost of programming which offset the larger reductions discussed above. In contrast to other segments, this was usually the result of increased acquisition costs, specific programming (such as the UEFA Champion’s League in Romania) or increases in the proportion of local production included in our schedules where local management believed this was necessary to protect our audience share. In all cases, discussion was included in the analysis of segment results on pages 57-70.

Division of Corporation Finance
June 29, 2009

•	Acquisitions: Additional programming costs were generated by our acquisition of our Bulgaria operations in 2008 and the assets of Radio Pro in Romania.
•
Impact of foreign exchange rates: Programming costs included in our income statement are incurred by each segment in their local currency. As we disclosed on page 52, the dollar strengthened considerably against most of these currencies from June 2008 onwards. The result of this has been to magnify the overall reduction in programming costs significantly.

We focused on discussing the underlying reasons for changes in programming and operating costs on a constant currency basis because we believe it gives the reader a better understanding of changes in our underlying businesses. We respectfully submit that we further believe that the information we have included in the analysis of segment results, together with the context provided in the executive summary on pages 50-54 is sufficient, taken as a whole, to understand why our operating costs and costs of programming decreased.

We acknowledge that while we believe that sufficient information has been provided throughout our March 31, 2009 Form 10-Q, the reader may benefit from a paragraph in our discussion of costs of revenues similar to the bullet points provided above that would provide a summary specifically addressing costs of programming and operating costs in the context of the group total, particularly in respect of explaining the impact of currency movements on the group total, while retaining the reference to the more detailed disclosure for each individual segment. We propose to include such a paragraph in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2009.

As we have discussed throughout our March 31, 2009 Form 10-Q, and particularly on page 54, (“Future Trends”) the first quarter of 2009 was marked by unprecedented levels of uncertainty. The first quarter of the year is the main period in which we negotiate advertising contracts with our clients, but in the light of economic conditions they have been reluctant to commit to spending and we have very little forward visibility on sales. This uncertainty is pervasive and has naturally had a consequential impact on our ability to foresee trends in future programming and other operating costs. We believe we have provided adequate disclosure about this uncertainty in our March 31, 2009 Form 10-Q (including the related Risk Factor on page 95) but propose to address such trends specifically in the additional paragraph discussed above.

Division of Corporation Finance
June 29, 2009

*****
We are available to discuss any of the foregoing at your convenience, Please note that Wallace Macmillan, the individual to whom your letter was addressed, has resigned from the Company effective July 1, 2009 as reported in our Current Report on Form 8-K filed with the SEC on June 24, 2009. Going forward, please contact David Sturgeon, who has served as the Company’s Group Financial Controller through June 2009 and will serve as the Company’s Deputy Chief Financial Officer from July 1, 2009, with any additional comments by telephone at 011 44 207 127 5852, by facsimile at 011 44 207 127 5801 or by email at dave.sturgeon@cme-net.com.

Yours sincerely,

/s/ David Sturgeon

David Sturgeon

cc:	Kyle Moffatt, US Securities and Exchange Commission
Dean Suehiro, US Securities and Exchange Commission
Michael Henderson, US Securities and Exchange Commission
Graham Richardson, Deloitte LLP
Robert L. Kohl, Katten Muchin Rosenman LLP
Daniel Penn, CME